UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Itaú CorpBanca (f/k/a CorpBanca)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David L. Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Alvaro Saieh Bendeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Banking S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Compañía Inmobiliaria y de Inversiones SAGA SpA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,245,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,245,555
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,245,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Holding Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Holding Inversiones Limitada Sociedad en Comandita por Acciones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Interhold SpA (f/k/a Inversiones CorpGroup Interhold Limitada)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Inversiones GASA Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,245,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,245,555
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918, 245,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 5 supplements and amends the Schedule 13D filed on May 29, 2014 by the Reporting Persons (as defined below), as amended on June 24, 2014, as amended on August 25, 2014, as amended on June 26, 2015, as amended on April 19, 2016 (as so amended, the “Schedule 13D”), relating to the Common Shares, no par value per share (the “Common Stock”), of Itaú CorpBanca, a company formed under the laws of the Republic of Chile (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Common Stock”), of Itaú CorpBanca (f/k/a CorpBanca), a company formed in the Republic of Chile (the “Issuer”). The Issuer’s principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On October 26, 2016, CGB sold to ITB Holding Brasil Participações Ltda. (“ITB”), a subsidiary of Itaú Unibanco Holding S.A., all of the issued and outstanding shares of CGB II SpA, a sociedad por acciones organized under the laws of Chile (“CGB II”), a wholly-owned subsidiary of CGB, which holds as its sole assets 10,908,002,836 shares of Common Stock, at an aggregate sales price of CL$60,040,063,731, pursuant to the terms of a Share Purchase Agreement between the parties dated as of October 26, 2016 (the “Share Purchase Agreement”). CGB sold the shares in accordance with the terms of the Itaú Shareholders Agreement, pursuant to which CGB had validly exercised a put option to sell the shares to ITB. In accordance with the terms of the Share Purchase Agreement and the Itaú Shareholders Agreement, CGB will be entitled to repurchase the shares from ITB at any time and from time to time until June 13, 2021 at an agreed upon formula price (the “Repurchase Right”).

The foregoing descriptions of the Share Purchase Agreement and the Itaú Shareholders Agreement are not intended to be complete and are qualified in their entirety by reference to the Share Purchase Agreement and the Itaú Shareholders Agreement, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

On January 20, 2017, Interhold, Gasa (Interhold and Gasa, together, “CorpGroup”), the Issuer and Itaú Unibanco Holding S.A. agreed to amend and restate the Transaction Agreement, as previously amended (as so amended and restated, the “Amended and Restated Transaction Agreement”), which provides, among other things, for the following amendments:

1.	Acquisition of Itaú Colombia. The obligation of the parties to cause the Issuer to acquire all of the outstanding shares of Itaú BBA Colombia, S.A. Corporacion Financiera, a corporacion financiera organized as a capital stock corporation (sociedad anónima) under the Laws of Colombia (“Itaú Colombia”), or to carry out a merger of Banco CorpBanca Colombia S.A. (“Banco CorpBanca Colombia”) with Itaú Colombia was amended and replaced with the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the “Colombian Acquisition”). The Amended and Restated Transaction Agreement also contemplates the rendering of certain services by Banco Corpbanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Banco Corpbanca Colombia. The Colombian Acquisition will be carried out as soon as practicable once the same has been approved by the Colombian Financial Superintendency (the “CFS”).

The Colombian Acquisition has already been approved by the shareholders of Banco CorpBanca Colombia.

2.	Acquisition of the Shares of Banco CorpBanca Colombia. The acquisition by the Issuer of the shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, will be postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the original Transaction Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%. The number of shares to be purchased will be adjusted as described below in Section 3 “Registry of the Shares of Banco Corpbanca Colombia”.

3.	Registry of the Shares of Banco CorpBanca Colombia. The Issuer and CorpGroup will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Banco Corpbanca Colombia, in order to cause Banco Corpbanca Colombia to (i) be registered as a public company in the National Registry of Securities and Issuers of the CFS, and (ii) its shares to be listed in the Colombian Stock Exchange (the “CSE”).

Once the abovementioned registry and listing have been obtained, CorpGroup will be permitted to sell all of its shares, or a portion thereto, of Banco Corpbanca Colombia in the CSE, subject to a right of first offer granted to the Issuer. The shares sold by CorpGroup in the CSE will be deducted from the shares that the Issuer must acquire from CorpGroup on January 28, 2022.

The foregoing descriptions of the Amended and Restated Transaction Agreement are not intended to be complete and are qualified in their entirety by reference to the Amended and Restated Transaction Agreement, a copy of which is filed as an Exhibit to the Schedule 13D and incorporated herein by reference.

Item 5	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the first three paragraphs thereof as follows:

(a) – (b) Collectively, the Reporting Persons beneficially own an aggregate of 169,754,098,464 shares of Common Stock representing approximately 33.13% of the shares issued and outstanding. The 169,754,098,464 shares of Common Stock reported herein includes the right by CGB to reacquire all of the outstanding shares of CGB II, which holds as its sole assets 10,908,002,836 shares of Common Stock.

As of the date hereof, CGB is the direct holder of 137,927,850,073 shares of Common Stock representing approximately 26.92% of the shares issued and outstanding. CGB also has the right to reacquire ownership of the 10,908,002,836 shares of Common Stock sold to ITB, as further described in this Statement, which represents approximately 2.13% of the shares issued and outstanding.

As of the date hereof, Saga is the direct holder of 20,918,245,555 shares of Common Stock representing approximately 4.08% of the shares issued and outstanding.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the last paragraph thereof as follows:

By virtue of the Itaú Shareholders Agreement, the Reporting Persons, Itaú Unibanco Holding S.A. and ITB may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Itaú Unibanco Holding S.A. are members of any such group. Itaú Unibanco Holding S.A. has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Itaú Unibanco Holding S.A. beneficially own an aggregate of 341,802,664,321 shares of Common Stock, representing approximately 66.71% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by Itaú Unibanco Holding S.A. and ITB (other than the shares subject to the Repurchase Right).

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as disclosed in this Amendment No. 5, none of the Reporting Persons has effected any transaction in Common Stock since August 27, 2016 (60 days prior to October 26, 2016).

Item 7.	Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information (previously filed).

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (previously filed).

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of CorpGroup Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (previously filed).

Exhibit M	Amendment to Transaction Agreement (previously filed).

Exhibit N	Share Purchase Agreement.

Exhibit O	Amended and Restated Transaction Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017

CORPGROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP HOLDING INVERSIONES LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP INVERSIONES LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP HOLDING INVERSIONES LIMITADA SOCIEDAD EN COMANDITA POR ACCIONES

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP INTERHOLD SpA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES GASA LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

/s/ Alvaro Saieh Bendeck
Alvaro Saieh Bendeck

EXHIBIT INDEX

The Exhibit Index to this Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information (previously filed).

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (previously filed).

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of CorpGroup Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (previously filed).

Exhibit M	Amendment to Transaction Agreement (previously filed).

Exhibit N	Share Purchase Agreement.

Exhibit O	Amended and Restated Transaction Agreement.